Filed by Limelight Networks, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Limelight Networks, Inc.

Commission File Number: 333-164874

The following is a transcript of the Limelight Networks, Inc. Q4 2009 earnings conference call on February 23, 2010 at 4:30PM ET.

Conference Call Transcript

LLNW - Q4 2009 Limelight Networks, Inc. Earnings Conference Call

Event Date/Time: Feb. 23. 2010 / 4:30PM ET

Operator

Good day, ladies and gentlemen. Welcome to the fourth quarter 2009 Limelight Networks earnings conference call. At this time, all participants are in listen-only mode. At the end of the prepared remarks, we will provide instructions for those interested in entering the queue for question-and-answer session.

I would now like to turn the call over to Mr. Paul Alfieri, Vice President of Corporate Communications. Go ahead, Paul.

Paul Alfieri - Limelight Networks, Inc. - VP- Corporate Communications

Good afternoon and thank you for joining the Limelight Networks fourth quarter 2009 financial results conference call. Speaking today will be Jeff Lunsford, Chairman Chief Executive Officer, and Doug Lindroth, Chief Financial Officer. This conference call is being recorded on February 23rd, 2010 and will be archived on our website for approximately one week.

Some portions of this conference call may include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are all statements that are not strictly statements of historical fact such as statements regarding future events or future financial performance, including but not limited to, statements relating to Limelight Networks market opportunity and future business prospects, guidance on financial results, statements concerning anticipated future growth and profitability, as well as Management’s plans, goals, strategies, expectations, hopes and beliefs, and statements concerning the anticipated affects as pending or completed business combinations or other strategic transactions.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause results to differ materially from those contained, projected or implied in the forward-looking statements including the inherent risks associated with litigation, particularly intellectual property-based litigation. Reported results should not be considered an indication of future performance. Factors that could cause actual results to differ are included in the Company’s periodic filings with the Securities and Exchange Commission. I’d now like to introduce Jeff Lunsford.

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

Thank you for joining us this afternoon. Today Limelight Networks reported $33.6 million in revenue for the fourth quarter of 2009, an increase of 3% from the third quarter. For the full year reported revenue of $132 million. At the end of Q4 our customer count was approximately 1370 including mobility and modernization solutions customers. During the quarter we were pleased to extend relationships with several major customers and again set a record for peak traffic on our network. The year 2009 had two themes for Limelight, operational execution and investment for the future. In the tough business climate of 2009 our disciplined execution enabled us to maintain margins and renew and strengthen relationships with our customers. We built a solid financial, technological and operational base upon which we can grow in 2010 and beyond.

Our 2009 investments were focused in four key areas. Number one, expanding the capacity and footprint of our global computing platform and continuing to distinguish ourselves in a large object CDN sector. Number two, expanding our platform capabilities into the enterprise e-commerce small object sector. Number three, expanding our partnership and channel distribution program. And number four, growing our value added services business both organically and through mergers and acquisitions.

Our core global computing platform is the foundation of our business and service offerings. Just before the close of 2009, our platform reached a milestone of three terabits per second of egress capacity, which we believe extends Limelight’s lead as having the largest network capacity of any content delivery network, yet again raising the bar for delivering broadcast quality entertainment to broadcast quantity internet audiences.

We also invested to upgrade our global computing platform to Internet Protocol Version 6, the next-generation protocol the internet will use to address and communicate with each device connected to it. Recent reports have shown that fewer than 10% of Internet Protocol Version 4 addresses remain. As we move into device centric access where public or every mobile phone, Blu-ray player, Netbook and TV comes with an internet connection built in, we will very quickly deplete those remaining IP Version 4 addresses. We believe Limelight Networks is the first global CDN to be ready for the impending advancement to the important IPv6.

Further to advancing our core platform, we introduced XD, the patent-pending command and control software layer which operates our global network. While today we’ve only unveiled delivery services based on this new software, XD positions us well for the future in four key areas, delivery, storage, analytics and computing. As we look towards 2010, internet traffic will again continue to grow depending on whose analysis you read. Predictions range from 50% to 60% growth. The investments we made in our core capacity in supporting emerging internet standards and innovating around the core software that runs our services, position us well to capture more than our current share of that traffic.

In the second area, while we continue to build and distinguish ourselves as the most capable high-performance CDN in the large object space, we also invested in expanding delivery services into the small object e-commerce and dynamic transaction space, which we collectively refer to as the enterprise opportunity. Our suite of services is led by our flagship product LimelightSITE, a delivery service specifically designed to accelerate the transfer of entire websites to an end user and to accelerate end-to-end transactions that involve dynamic data. In addition to the LimelightSITE, we’ve also begun to see traction for our XD delivery storage analytics and IP connect services in the enterprise segment. We ended 2009 with over 175 companies using our suite of enterprise services with over 25 of those using the LimelightSITE web delivery service. Later this quarter, we expect to introduce the next version of LimelightSITE, which will improve our competitiveness in this very promising segment of the CDN market.

Our third area of investment was building partnerships. Partnerships that extend the reach of our global platform and services in the new regions and markets. This year we engaged in multi-year, multi-million dollar committed reseller relationships with four major telecom carriers, Global Crossing, Bell Canada, [Best Tell] in Mexico and Bharti Airtel, India’s largest wire line and mobile network operator. We also continued our long-standing relationship with great companies like Brightcove and announced we’re helping to power Rackspaces’ Cloud Computing offering. These and other partnerships will act as leverage points for our business in 2010.

In the last area, we invested in the expansion of our business into the value-added services area. In this area our professional services organization grew over 200% in 2009. This team engages with customers on a consulting basis to help them optimize the entire delivery process. They begin their customer engagement at the architectural level, designing strategies for infrastructure buildouts, storage infrastructure and content delivery, including implementing best practices for improving website performance and for end-to-end live event management. This team provides the intelligence and manpower to seamlessly integrate our core delivery and value-added services for our customers.

In the middle of the year, we introduced our Mobility and Monetization Solutions group. That division’s core offerings LimelightREACH and LimelightADS are value-added services that position us well to help our customers publish and monetize media on mobile and other connected devices. At the end of 2009, Limelight had 29 customers representing 48 internet properties using our Mobility and Monetization Solutions. New media customers using these services include MTV Networks, the Walt Disney Company, Fox News and Fox business. And existing media customers such as NBC Universal expanded their use of the service in the quarter by adding additional sites.

In addition to media customers we have approximately ten accounts that are using these Mobility Services for enterprise and distance learning applications. We see this as a very attractive growth area.

LimelightREACH and LimelightADS were our first step in helping publishers deliver on the monetization mandate, a theme we introduced over two years ago which refers to the need for publishers and content owners to enhance their monetization capabilities by A improving end users experience, B utilizing rich media, video, mobile and social media advertising technologies, and C optimizing the value of their ad inventory by using analytics to better characterize their audience and the context within which their audience is experiencing an ad unit.

Furthering our value-added services initiative, in December we announced a definitive agreement to acquire EyeWonder, Inc. EyeWonder is our most significant step towards helping publishers realize the monetization mandate. We believe the combination of our two best-in-class Companies will capitalize on a clear opportunity created by the macro shift of content consumption and advertising spend patterns towards IT-based networks and devices. Our combined Company with have deep technical and operational experience in creating a brilliant online experience anywhere on any device and in helping advertisers benefit and publishers monetize that experience.

Together, we will help publishers deliver a broadcast quality experience across all three screens to their end users through high-performance content delivery services. Combined we will offer services in the area of high-performance content delivery, analytics, mobility, monetization, ad rendering, work flow, media planning, media buying and other Cloud-based services such as storage and transcoding.

Limelight Networks and EyeWonder will together serve over 2000 total customers including over 1000 of the largest online publishers in the world, over 1500 of the world’s leading interactive agencies, over 175 enterprise and government customers and over 95% of the top 100 third party ad networks, according to comScore, which match advertisers and publishers around the globe. We will connect with over 900 last mile networks and have a thriving open ecosystem of over 100 partners. And we will serve multiple billions of ad impressions each month. The approximate $1.4 billion CDN market is healthy and growing with increasing content, audience and device complexity, high-performance global delivery services are more important than ever.

The internet today is a dynamic place which makes entertainment content and important data accessible from anywhere through the power of the always on connection, the devices we work with can instantly become the devices we socialize with and the devices we game on. Today our colleagues, friends, favorite TV shows, sales figures or next big purchase are just a click away from almost any device anywhere in the world. Limelight Networks platform is well positioned to help publishes, advertisers and enterprises embrace this hyper-connective world with solutions that engage audiences and maximize business results. I will now turn it over to Doug who will take you through the financials.

Doug Lindroth - Limelight Networks, Inc. - CFO

Thanks, Jeff. During the fourth quarter we reported revenue of $33.6 million, up 3% compared to revenue from Q3 and down 6% from the fourth quarter of 2008. For the full year, we reported revenue of $132 million compared to $130 million in 2008. We reported fourth quarter adjusted EBITDA of $3.3 million compared to $5.8 million for Q3, and $4.6 million for the fourth quarter of 2008. Our adjusted EBITDA decreased to 10% of sales from 13% of sales in the same period in 2008. For the full year, our adjusted EBITDA was $20 million, or 15% of sales, compared to $15 million, or 12% of sales in 2008.

For the fourth quarter, our GAAP net loss was $9.7 million, or $0.11 per basic share, compared to a GAAP net loss of $13.9 million, or $0.17 per basic share in the same period of 2008. For the full year, we reported GAAP net earnings of $35 million, or $0.40 on a fully diluted basis. We also reported a fourth quarter nonGAAP net loss before stock-based compensation, litigation cost and acquisition-related expenses of $3.1 million, or $0.04 per basic share compared to a nonGAAP net loss of approximately $600,000 and $0.01 per basic share for Q3 in 2009. Our fourth quarter nonGAAP net loss includes approximately $500,000 of income tax expense related to profits derived from our foreign operations. Our nonGAAP net loss for the full year was $6.4 million or $0.08 per basic share, compared to a nonGAAP net loss of $6.7 million or $0.08 per basic share in 2008. Please refer to the tables included in our press release for the reconciliation of GAAP measures to these nonGAAP measures.

During the fourth quarter, Limelight’s international operations represented 27% of total revenue, which was an increase from 22% in Q3. Gross margin, which includes both depreciation and stock-based compensation, was 34% during Q4, down from 36% last quarter. For the full year gross margin was 35%, which was flat to 2008. As we anticipated, our gross margin declined in Q4 as a result of our network expansion activities during the second half of 2009. We anticipate gross margin to increase slightly over Q4 at the mid-point of our revenue guidance for the first quarter of 2010. Cash gross margin was 52% for Q4 down from 56% in Q3 and down from 60% in Q4 of 2008.

During the fourth quarter, our operating expenses were $20.8 million, an increase of approximately $3.7 million from last quarter and down $7.4 million from Q4 of 2008. Our operating expenses increased from last quarter as result of transaction costs related to our recently announced definitive agreement to acquire EyeWonder, an increase in bad debt expenses, professional fees related to our annual audit and an increase in our sales and marketing costs. Our operating expenses decreased from Q4 2008 due to a decrease in litigation costs, provision for litigation, stock-based compensation and bad debt expenses. We anticipate that our first quarter operating expenses, excluding stock-based compensation, litigation expenses and the acquisition-related expenses, will increase by $200,000 to $300,000. The forecasted increase is primarily the result of hiring additional headcount in our sales organization and employee benefit cost increases, offset by a reduction in bad debt expenses and professional fees.

Total depreciation and amortization for the fourth quarter was $6 million, down from $6.6 million in the third quarter and down from $7.3 million in the fourth quarter of 2008. Depreciation and amortization in the fourth quarter includes $5.4 million of network-related depreciation. Stock-based compensation expenses for the quarter were $4.3 million compared to $4.4 million last quarter and $5.5 million in Q4 2008. Fourth quarter interest earnings were approximately $300,000, flat to Q3 and down from $700,000 in the fourth quarter of 2008. The reduced interest income is associated with lower market interest rates and lower average cash balances when compared to Q4 2008.

Moving onto the balance sheet. Our combined cash and short-term marketable securities balance on December 31st was $154.4 million, up from $152.8 million in the third quarter. The increase in cash and marketable securities is primarily related to cash flow from operations of over $5 million offset by capital expenditures.

Capital expenditures for the fourth quarter were $3.8 million compared to $10.6 million for Q3 and $3.5 million for the fourth quarter of 2008. For the full year, our capital expenditures were $20.4 million or approximately 16% of sales. Day sales outstanding for the quarter were 71 days, down from 77 days the previous quarter and down from 84 days in Q4 of 2008.

Regarding guidance for the first quarter of 2010, we expect to achieve revenues in the range of $33 million to $34.5 million. Stock-based compensation expenses for Q1 are expected to be approximately $4 million. Capital expenditures are expected to be approximately $5 million to $6 million. Lastly, as I mentioned earlier, at the mid-point of this revenue range, we expect gross margins to expand slightly and operating expenses, excluding stock-based compensation, litigation expenses and acquisition-related expenses to increase by $200,000 to $300,000. With that I will turn it back to Jeff.

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

Thanks, Doug. At this time, we’ll ask the operator to begin the Q&A session. Operator?

Operator

(Operator Instructions) Have your first question coming from the line of David Hilal with FBR Capital Markets. Please proceed, sir.

David Hilal - FBR Capital Markets - Analyst

Great, thank you. Jeff I first wanted to ask you about EyeWonder. When you spoke last about two months ago, you gave some kind of preliminary thoughts about what that business does in 2010, specifically you talked about greater than 30% revenue growth off of kind of a $32 million to $35 million number for 2009. I guess I want to see if anything has changed there. What did 2009 end up and do you expect growth to be what you said before, higher or lower?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

So David, their 2009 audit is not finished. I believe with the S-4 you got first nine months. And it’s a back end loaded business in general, all ad serving platform, just that Q4 is their largest. But given that the audit is still underway, we will end up amending most likely the S-4 filing and you’ll get a data point for that, that’ll probably be, I don’t know, 30 days from now or something like that. And we anticipate I think sort of similar growth range, it’s a very healthy business. And there’s also the earn out targets are sort of publicly stated so you have kind of the low end of those where they would earn zero. They earn out at a high end of those, where they would earn 100% of it is something that their management team felt like was potentially achievable or of course they probably wouldn’t have negotiated that earn out.

David Hilal - FBR Capital Markets - Analyst

Right, okay. Fair enough. Now I want to talk a little bit about gross margins, you commented a little bit. I wanted to focus on cash gross margins because if we take out the depreciation and just look at cost of services, that had a fairly big spike in the quarter, which obviously had a good—really helped drive down cash gross margins. And so I wanted to understand the nuances there and then when you kind of gave that guidance for gross margin, I know that’s probably total gross margin, I wanted to understand how cash gross margin trends? So first cash gross margin in Q4 thoughts and then how that trends in 2010?

Doug Lindroth - Limelight Networks, Inc. - CFO

So on Q4 on the cash gross margin, so we had both on the net and the cash as you pointed out, a decline as we had forecasted. And the drivers of it on the cash side is really the expansion that we did in Q3 both in new locations, expanding into as well as some expansion in existing locations. So taking on additional rack space and what happens is as we take on more rack space we get those fixed costs and then as we start pushing traffic through then we start getting the economic benefits of those new locations. So that’s what we saw happening in Q4. And in Q1, where we said they’re going to be slightly up on a net basis, I believe the same thing will likely happen on a cash basis as well.

David Hilal - FBR Capital Markets - Analyst

Okay. So for that to happen then the dollar amount of cost of services I think would have to be down sequentially, is that what you envision happening?

Doug Lindroth - Limelight Networks, Inc. - CFO

That the dollar amount of cash cost is going down?

David Hilal - FBR Capital Markets - Analyst

That’s right.

Doug Lindroth - Limelight Networks, Inc. - CFO

No I don’t believe so.

David Hilal - FBR Capital Markets - Analyst

Okay. I mean I’ll take that up with you offline. And then Jeff let me just ask you about EyeWonder. Has there been—I know you’ve been a partner with them, so there’s been some familiarity and integration, I guess to what extent have you been able to get a jump start on that whether it’s cross training the sales forces, things like that, to what extent are you allowed to do that prior to the deal closing and have you been able to do that?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

You’re not allowed to face the market as a combined entity and so you’re allowed to do pre-merger planning and that’s really it. And we’re obviously being very careful to follow all those rules. And you will not see—what you’ll see is the kind of referral back and forth from the business units in 2010 with potentially some interesting service bundles. But our major focus for 2010 is the back room and the operational integration and less of go to market sides as the both business continue to execute on their existing 2010 plans. We don’t want to get folks distracted with a whole bunch of merger thrash.

David Hilal - FBR Capital Markets - Analyst

Okay. And then finally let me just ask you about customer count that was flat, which I guess could be good or bad depending on how you view it, I know you’ve been turning off some of the lesser desirable customers. So what’s going on there and when do you think, excluding EyeWonder, when do you think we start seeing customer growth return?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

I just think we’re being very selective about who we do do business with, credit checks in the front end of the process and a lot shorter noose on payments. And so we’re just kind of—we’re not managing for any kind of customer count number here, we’re managing for top line growth and margin preservation or margin expansion and just working on launching additional products and services that we can cross sell into our existing base to get deeper relationships, more meaningful relationships with those. And if customer account grows, then that’ll be fine. But that’s not really our focus right now.

David Hilal - FBR Capital Markets - Analyst

Okay, fair enough. Thank you. Good quarter.

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

Thank you.

Operator

Your next question comes from the line of Derek Bingham with Goldman Sachs. Please proceed, sir.

Unidentified Participant - Goldman Sachs - Analyst

Hi, this is [Jeal] on behalf of Derek. A couple of questions. Regarding the pricing environment, have we reached the relatively stable 20% to 25% pricing decline that you had mentioned previously?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

I’m sorry, can you speak up into the microphone?

Unidentified Participant - Goldman Sachs - Analyst

Okay. Okay, sorry. I’m on a cell phone. So regarding pricing, have you reached relatively stable pricing declines 20% to 25% that you mentioned earlier?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

For the year, for 2009, the price reductions year-over-year stayed in the same general range we’ve talked about. And as Doug mentioned, at the mid-point of our revenue range for Q1, the guidance we provided, we expect slight margin expansion. We’re—so does that answer your question?

Unidentified Participant - Goldman Sachs - Analyst

But are you seeing a trending towards the more stabilized pricing decline of—in the mid—in the early 20s? Are we moving away from the greater pricing declines we saw earlier in the year.

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

We have not yet seen any kind of rapid improvement in the year-over-year price numbers. And I’d say we’re going to give you an update on that sort of every quarter here. The good news is, we’ve got a growth trend in place now. If you remember last year Q4 to Q1, we had a step down in revenue and this year from Q4 to Q1, we’re guiding to where the mid-point of the range would be growth and we feel good about that.

Unidentified Participant - Goldman Sachs - Analyst

Okay. You’re LimelightSITE 2.0, the second version, is expected in the second quarter, could you give us an update on that?

Doug Lindroth - Limelight Networks, Inc. - CFO

Yes, well as Jeff said earlier on in his prepared remarks, that we expect to announce that this quarter, that LimelightSITE 2.0 will be in Q1.

Unidentified Participant - Goldman Sachs - Analyst

Okay. And the EyeWonder acquisition, is that a—is there a tentative date for the closure of that deal?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

We don’t have a definitive date. We filed our S-4 a couple of weeks ago. So we just got to work through the process with the SEC. And we’ll give updates on there if we have amendments to the filing, you guys will see that.

Unidentified Participant - Goldman Sachs - Analyst

Okay and finally with respect to deal terms, research last year has the duration of the ordeal become longer or this is just one year or lower than that? Has anything changed on that front?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

No, I think you’re still seeing the average contract is roughly a year. Every once in a while we’ll have a multi-year agreement, but in general I think the market is a one year type of contract.

Unidentified Participant - Goldman Sachs - Analyst

Okay, thank you.

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

You’re welcome.

Operator

Your next question comes from the line of Donna Jaeger with D.A. Davidson. Please proceed.

Donna Jaegers - D.A. Davidson & Co. - Analyst

Hi, thanks for taking my questions. Two—I guess three questions. On the Q1 typically you have renegotiations with large customers, I’m assuming those are included in your guidance?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

Yes. We factored renegotiations with customers as we’re looking for it.

Donna Jaegers - D.A. Davidson & Co. - Analyst

Okay and then your G&A expenses increased pretty significantly this quarter, now $1.4 million of that is due to the acquisition expenses, but can you give us a little more guidance on the rest of it?

Doug Lindroth - Limelight Networks, Inc. - CFO

Yes, when we’re going from you’re talking about from Q3 to Q4?

Donna Jaegers - D.A. Davidson & Co. - Analyst

Yes.

Doug Lindroth - Limelight Networks, Inc. - CFO

Yes. As I’d mentioned on last quarter’s call, I had anticipated our expenses excluding litigation and certainly the acquisition-related expenses to go up about $1.7 million, and that’s really where they came in at. So the largest of those, and I referred to it during the Q3 earnings call, was an increase in our bad debt expense. And as you heard on my prepared remarks I talked about our DSO continuing to improve as we worked through the year and continued to make improvements, we analyze our aging buckets and have to determine what the appropriate allowance needs to be at the end end of each quarter. So that number has been bouncing around. Hopefully going forward, now that we seem to have our DSO a little more stabilized, hopefully we won’t have as much fluctuation and variance in our bad debt expense. That’s the largest part of that increase.

We also had an increase, and I’d mentioned it too, as we launched XD in Q4, we increased our marketing spend as well as adding some additional headcount in our sales organization that increased our sales and marketing expenses. So those were the two primary that increased our operating expenses on more of a run rate basis.

Donna Jaegers - D.A. Davidson & Co. - Analyst

Okay. And then I don’t know if you guys have this number yet, but usually in the Q or the K you talk about your top ten customers and the percentage of sales, do you have that for us already just to sort of see if you’re retaining the larger customers?

Doug Lindroth - Limelight Networks, Inc. - CFO

Yes, so our—we had one top ten customer, which is the same that we’ve had. And they were 11% of revenue in Q1.

Donna Jaegers - D.A. Davidson & Co. - Analyst

But the percentage of sales to your top ten customers had been running around I think 27% or so. Not the 10% customer but—

Doug Lindroth - Limelight Networks, Inc. - CFO

I’m sorry.

Donna Jaegers - D.A. Davidson & Co. - Analyst

Sorry.

Doug Lindroth - Limelight Networks, Inc. - CFO

Yes, the—it’s—we usually look at it in our top 20.

Donna Jaegers - D.A. Davidson & Co. - Analyst

Okay.

Doug Lindroth - Limelight Networks, Inc. - CFO

So our top 20 customers were 46% of revenue in Q4. And that was down slightly from about 50% in Q4.

Donna Jaegers - D.A. Davidson & Co. - Analyst

Okay. Thanks, Doug.

Doug Lindroth - Limelight Networks, Inc. - CFO

You’re welcome.

Operator

Your next question comes from the line of Kerry Rice with Wedbush. Please proceed.

Kerry Rice - Wedbush Morgan Securities - Analyst

Thanks, most of my questions have been answered, so these are kind of generic. But I think, Jeff, at a few conferences you’ve been throwing up a slide related to your target model, I think has about $300 million in revenue and kind of how the operating and margin structure falls out. Does that—I’m assuming that doesn’t include EyeWonder. I wonder if you could comment on that? And then also can you tell us what percentage of revenue professional services was of revenue and what resellers were as a percentage of revenue?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

So we’re just going to break out our value-added services revenue and probably starting in Q1. I don’t think we’ve broken out specifically consulting or channels, but we will be giving you a sense of the value-added services business and—which will include EyeWonder, Mobility Monetization, professional services and a few other thing and showing you that business and its growth rate and giving you some visibility in this margin structure. We view the CDN platform as a great enabling platform for those value-added services which should be, if we do our jobs right, higher growth and higher margin that run on top of the CDN platform.

So the first part of your question was on the target model, and that target model at $300 million and 45% gross margins was before EyeWonder, and what we’ve been saying is that the EyeWonder combination sort of catapults us along that trajectory, we are still stowing that model. We’re going to get that faster with EyeWonder as part of the combined business and we haven’t republished any new kind of revised model.

Kerry Rice - Wedbush Morgan Securities - Analyst

Okay and then—but you do generally and put reseller as a percent of your revenue in at least your Q, is that something that you’re not going to put in this Q?

Doug Lindroth - Limelight Networks, Inc. - CFO

No, we’ll have it in the Q.

Kerry Rice - Wedbush Morgan Securities - Analyst

Okay. And then—so maybe, in the lack of having that stuff, can you talk about a little bit about your contracts that you signed recently with Bell Canada and Bharti and what kind of opportunity is with both of those? And Bharti, I don’t know if it’s a reseller versus they’re actually kind of—I think you’re helping building a CDN, but maybe can you discuss those two relationships?

Doug Lindroth - Limelight Networks, Inc. - CFO

Yes, we don’t get into specific financials with respect to any customer unless it’s something that we have to disclose due to materiality. But strategically we are looking at these large global telcos as great partners. What we end up doing is jointly building out infrastructure in their home countries and leveraging their go to market sales resources and it ends up being a win-win. They have a competitive, high-performance global content delivery offering plus the ability to resell our value-added services and distinguish themselves competitively within their market and we get great much more rapid go to market that sometimes more capital efficient if we’re leveraging their infrastructure.

Kerry Rice - Wedbush Morgan Securities - Analyst

Okay. Thank you.

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

You’re welcome.

Operator

Your next question comes from the line of Srinivas Anantha with Oppenheimer. Please proceed.

Srinivas Anantha - Oppenheimer & Co. - Analyst

Yes, thank you and good evening. Jeff in your prepared remarks you commented that traffic was once again I think at record levels. Is there any way maybe to give us a sense like how much did the traffic grow, maybe not absolute number, it was sequentially or year-over-year?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

Sure, Sri. We’ve been seeing anywhere from 50% to 70% growth year-over-year and I think it’s in that range for Q4. And so the mix is different, there are a lot of sort of I guess there’s a lot of complexity which I why I hesitate to give you any particular answer. There’s a lot of other things other than raw bits which drive revenue and drive cost. Which is I’m sure what you’re trying to get to, right?

Srinivas Anantha - Oppenheimer & Co. - Analyst

Yes.

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

But in general I think, as we said in the script, you’re seeing internet traffic growing at 50% to 60% a year depending on whose research you read, and we want to grow with the market and potentially take market share and grow faster in the market.

Srinivas Anantha - Oppenheimer & Co. - Analyst

But at this juncture, are you guys going faster than the overall market or just in line with the market?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

We think in Q4 we grew faster than the market and took share. Now when we talk about taking share sometimes we’re taking share from transit providers and we’re offering a better solution for someone whose using raw transit on to a CDN, so folks in your business tend to try to make this kind of a bar fight, and in many cases it’s not. We’re winning business in market share not just from a competitor, but potentially from an in-house system or a transit provider that sees the benefits of going on to a high-performance CDN. They get better conversion rates, better customer experience, can better sell through their ad inventory because they have longer viewership times, better insight into their viewerships through our reporting interfaces and so there are a lot of very valuable benefits of working with CDN over a build it yourself or try to put up a bed of servers and a bunch of data centers and go transit.

Srinivas Anantha - Oppenheimer & Co. - Analyst

Got it. Based on your comments about how you view now customers, has the focus shifted more to profitability as opposed to just adding customers at any cost? Or is the customer base just flat just because you’re purging off of the unprofitable customers? And also if you can provide what were the gross ads in the quarter?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

The gross ads were over 100. The process of I guess not renewing certain customers, I think what has been a function of the economy largely and I think that we’re going to get to a point here where that’s behind us. And also think the more stringent screening process on the front end is sort of going to put that process behind us. And we should get back to some kind of customer based growth rate. But as I said earlier in my answers with David it’s really not our focus, our focus is top line revenue, margin expansion, building out new products and deepening our relationships with the customers we have.

Srinivas Anantha - Oppenheimer & Co. - Analyst

Got it. In the past you also talked about your efforts to increase penetration within the e-commerce vertical, maybe if you could just provide us an update? And (inaudible) what percentage of revenues comes from that vertical?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

Sure, so in our investor slide you’ll see a customer mix and we’ll be publishing this tomorrow. We’ll be at the Goldman Sachs Internet Conference in San Francisco and we’ll have updated slides for you guys. And you’ll see the other category, which is where the enterprise and e-commerce stuff sits today is 14% this quarter. I can’t remember exactly what it was last quarter.

Doug Lindroth - Limelight Networks, Inc. - CFO

13%.

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

Sorry, 13% this quarter. And so what you’re seeing is, I think we said we had 25 customers at the end of the year on SITE. SITE 2.0 is, which is not targeted purely at the e-commerce vertical, it’s actually targeted at all customers. We’re going to have some great media customers that are using someone else for SITE but using us for large objects and it’s a great bundled sale for those customers as well. But SITE 20 comes out later this quarter and will dramatically enhance the capabilities of that platform and the competitiveness of it. And so we expect that hopefully by definitely Q2 we should be able to talk to you about some good traction in that enterprise sector with SITE.

Srinivas Anantha - Oppenheimer & Co. - Analyst

Thanks, Jeff.

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

You’re welcome.

Operator

Your next question comes from the line of Colby Synesael with Kaufman. Please proceed.

Colby Synesael - Kaufman Bros. - Analyst

Great, thanks for taking my question. When we look at the revenue, obviously up about 3% on a quarter-over-quarter basis, maybe you could just dig a little bit into where that growth came from whether it was an improvement in actual revenue churn or was it simply just more demand? And then if you look at it on a go-forward basis, of those two components, revenue churn versus just simply demand increasing, which one do you think is going to have the biggest impact on us seeing revenue growth when that finally—comes in a more meaningful way? Thanks.

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

Yes, so I think, Colby what you—what we have experienced is that the demand, the underlying driver of just bit growth, has really continued sort of irrespective of economic or business conditions because it’s really a consumer driven pull phenomenon. And so I think what will—we think that what will impact top line is more sort of the business environment and are we delivering world class service and able to retain our customers which would, the easiest and most profitable customers are existing ones to keep and to win.

And then B, are we seeing, Doug has a slide in the investor deck we’ve been using recently, that shows the mathematical difference between a 25%, a 20%, a 30% to 35% year-over-year price decline on anywhere from 50% to 60% to 70% volume growth. And the leverage—the lever is pretty dramatic, a difference between 25% price compression over 6—times 60% growth versus 35% price compression times 60% growth, you can do the math yourself. So it’s really we think that sort of year-over-year price compression that’ll be the—probably the largest determinant of top line growth rate in 2010.

Doug Lindroth - Limelight Networks, Inc. - CFO

Yes, it’s much more that than revenue loss as related to churn at the customer base. The revenue churn has, or the revenue related to the customer that are churning is much less of an impact than the price pressure has been.

Colby Synesael - Kaufman Bros. - Analyst

And talking about the pricing pressure, I think a few quarters ago you had put out initial thoughts that that would improve in first half 2010 and then I think last quarter you may have been a little bit more conservative in that assumption. What is continuing to put the pressure on you, is it specific competitors in the space, is it the economy? And maybe some sense in terms of what has to happen for that to kind of reach a point of saturation where the pricing pressure that is more than what we’ve seen historically is behind you?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

We think it’s been sort of three things. One is the economy, and that’s been a major factor. A year ago in the first quarter we had customers calling us with all out business emergencies going on. The second is the encroachment of large telcos trying subsidize CDN to get into the market. And then the third is just competition within the CDN sector itself. And on the—within the CDN sector itself, many of the smaller guys that were kind of last gasp of capital trying to get to scale hit the wall last year, and we believe, as we’ve said repeatedly, that the market has solidified around two market leaders both of who have well run global high-performance platforms. And we think that you’re going to end up with a UPS, Fed Ex type of scenario here in the global content delivery business because it is a scale game.

And we think the telcos will over time decide that they’re better off staying in their core business and selling us transit services rather than trying to get into the software business, which is—the CDN make no mistake about it, the CDN business is a software business, that just so happens to be an infrastructure heavy software business. And then the first point of the economy is the business environment, we’ve seen—we’re not going to prognosticate on economic conditions but definitely are not in the kind of situation we were a year ago here in the first quarter.

Colby Synesael - Kaufman Bros. - Analyst

And then just one follow up, if I may. Talking about the large telcos, or the pure plays, has that pricing pressure accelerated in the fourth quarter relative to the third quarter? And the reason I ask is if you did grow somewhere between that call it 50%, 70% year-over-year basis in terms of traffic, that implies some significant pricing pressure maybe in the 40% range, it seems a little bit higher than what we may have seen the quarter before.

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

I think what I said earlier we’ll stick by it. The year-over-year was in the 30% to 35% range. We did not see improvement in Q4 and we will give you an update on what we’re seeing in Q1 on the next earnings call. And irrespective to that, like I said, the good news is we’re guiding towards growth here at least at the middle end of the range and with the slight margin expansion. So the two things to watch for, if you’re worried about price, our topline growth and gross margin. And the gross margin at least we feel like we’ve got very solid control over. And so really the price question is a question which leads to top line growth rate not margin compression.

Colby Synesael - Kaufman Bros. - Analyst

And the margin improvement in the first quarter is because you’re now finally seeing the efficiency from the investments that you’ve just made, which obviously increased your cost of goods, or is it because the pricing pressure is subsiding?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

Well the first quarter isn’t finished yet, so we’ll tell you when we’re done.

Colby Synesael - Kaufman Bros. - Analyst

Thank you.

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

Thank you.

Operator

Your next question comes from the line of Sameet Sinha with JMP Securities. Please proceed.

Sameet Sinha - JMP Securities - Analyst

Yes, thank you. So obviously international is a lot of your percent of your revenues at this time. And are anything specific happen there or is it maybe Bell Canada or your new deal with (inaudible)? Second thing is that you are saying that traffic is going to be up 50% to 70% in 2010 based on some third party reports, but are your year-over-year growth guidance for the first quarter is at low single-digits. So am I reading that correctly where you’re implying that pricing could be down much more?

And is—just in terms of a bigger picture, are you seeing more and more trend that it’s the larger media companies who are handling more of the traffic? Obviously we have seen your customer count has been flat some, there have been some big named blow ups in the fourth quarter, or maybe in the this quarter, something like [Avio] going out of business. So I’m just trying to get my arms around this fact, is the small aggregators who are probably not gaining traction but the big media companies who are handling more of their content and their traffic?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

So you asked a lot of questions in there, Sameet. The—I’ll answer the new questions you asked, because we already talked about pricing and growth rate. If you’re new to this sector, then I mean—I can’t walk you through the math again, we can do it offline, I don’t want to bore everyone else with it. But, yes in our script we said 50% to 60% growth. And historically we’ve talked about 30% to 35% unit price decline, so just multiply those together and that’s where you get the growth rates you’re talking about in single-digits. And if price pressure relieves then we’ll see growth get back to normal rates.

On the media companies, what we’re seeing it’s really interesting, we are seeing social media grow dramatically. We are seeing premium content always get growth and eyeballs no matter where it is delivered. So it’s a really function of which of those you call the media aggregators which of those guys have access to premium content, and the ones who do we’re seeing fantastic growth. We also are seeing fantastic growth from large aggregators who are in the model of potentially digitally delivering long tail content that don’t get the latest movie releases but they still have fantastic high-growth businesses. So any kind of premium content is definitely getting viewership whether it’s music, video or games, we’re seeing the software companies who are large companies of Limelight, their traffic continues to grow, software patches continue to get bigger whether it’s a operating system provider, or antivirus provider, or game provider updates and those types of things are one of our sweet spots for the large object high-performance CDN.

And there are of course a few high profile companies here and there that are having issues and we hope all those folks will continue to focus on trying the improve yield by A, improving the customer experience, which is one thing we helped them do. And then B, better characterizing the inventory they have to sell, so they can hopefully get better yield and we help provide them insight into that inventory with our reporting systems and—which are embedded in the new XD platform.

Sameet Sinha - JMP Securities - Analyst

Okay. And you didn’t answer the international question about the international revenues.

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

Yes, so international has been growing nicely and we have one large customer greater than 10%, and that customer has for many years been programmed to decline this year, and we’ve talked about that. And so what you’re seeing is the domestic business largely as a function of that one large customer taking traffic in-house declining and the international business growing and filling that decline with growth. And that’s not 100% of what’s going on, but that’s really only the material factor.

Sameet Sinha - JMP Securities - Analyst

Okay. Great, thank you.

Operator

Your next question comes from the line of Michael Turits with Raymond James. Please proceed.

Michael Turits - Raymond James - Analyst

Hi, guys, good evening. On the cash gross margin you had guided for it to be down this quarter sequentially. But I think you had said you expect it to be down about one to two points, instead it was down about four points. So what was more costly than you expected? Was pricing worse than you expected or was there more investment on a cash basis than you expected, because your revenues are pretty much in line with guidance?

Doug Lindroth - Limelight Networks, Inc. - CFO

We didn’t guide on cash margin we guided on net margin, it was on GAAP gross margin. So we said down one to two points and that was down about two points. On the cash side, why it was down a little bit more on that, which we didn’t specifically guide to, had to do with the expansion activities that I mentioned before. Primarily both new regions as well as expanding in some of the existing locations that we’re in by taking down more racks in Q4.

Michael Turits - Raymond James - Analyst

So would you say that pricing was about where you expected it to be this quarter?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

Well revenue was about where we expected it to be, slightly above the mid-point of the range and thus whether traffic or pricing wherever you want to draw that line, the business performed effectively where we anticipated.

Michael Turits - Raymond James - Analyst

Okay. And then as we look into 1Q, someone pointed out and I think you guys did too, last quarter you had some—you had a seasonal pattern seemed to be down in the 1Q, this quarter nicely it’s going to be flat. So is that improvement, that less seasonality, a function of anticipated easier pricing or share gains or an acceleration of volume growth? What makes you think that—what is it that’s picking up that would make you think that things will look better seasonally than they did a year ago?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

Well again as I said to the previous question, we need to talk about whatever contributed to Q1’s performance at the end of Q1 when we actually know what contributed to it. We obviously are sort of halfway through the quarter and we have a lot of visibility into what’s going on, and we feel like the revenue range we guided to is the right range and we feel like at the mid-point of the range we’ll see minor margin expansion. And so the overall macro issues that the sector itself has been dealing with, we feel like aren’t 100% behind us, but we feel like this is a sector that’s going to get back to where we’re seeing growth and the ability to expand margins and build value-added services on top of the platform.

Michael Turits - Raymond James - Analyst

And then just I wasn’t able to look really carefully through the cash flow statement, this quarter you actually had some positive free cash flow. Was there anything in particular, and forgive me for not getting through the cash flow statement, but was there anything that particularly benefited cash flow from ops this quarter and is that sustainable? In other words should we look at the free cash flow being positive for the next couple of quarters?

Doug Lindroth - Limelight Networks, Inc. - CFO

There wasn’t anything real significant, some of it—it’s going to bounce around from time-to-time depending on our CapEx. But like we looked at for the overall year for 2009 we talked about it early in 2009 that our CapEx would be roughly 15% to 16% of sales, our adjusted EBITDA was roughly about 15%. So if you’re using adjusted EBITDA and CapEx in line in terms of percentages, you’re going to get roughly a cash flow break even, which is kind of what we’ve talked about over the past year. So it’s—we’re going to have movements around from one quarter to the next, so I wouldn’t say that a $5 million operating cash flow is necessarily indicative of each quarter going forward.

Michael Turits - Raymond James - Analyst

I’m going to take one more swag at the same question, and please forgive me for my persistence, but I know you’re only partially through the quarter, but it does seem like you’re slightly more optimistic about the first quarter than one would think based on last year’s patterns. Is there any particular factor that makes you slightly more optimistic that any particular factor that seems to be improving?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

Well I think, Michael it’s the three things that I talked about early, and I went through them, I went through the competitive sort of CDN to CDN competitive factors, the telco encroachment factors and the overall business environment. And I’d say all three of those, plus the growth of the value-added services, and the Mobility and the Monetization, the consulting areas, we feel good about those and we’re incredibly excited about getting the EyeWonder deal that combination closed so we can move forward as a combined entity and that should, as Doug said, happen sometime in Q2.

Michael Turits - Raymond James - Analyst

And so just to summarize, more value-added services, less telco encroachment and less CDN competition, is that accurate?

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

And a more healthy business environment.

Michael Turits - Raymond James - Analyst

Okay. Thanks very much.

Jeff Lunsford - Limelight Networks, Inc. - Chairman of the Board, CEO

Thank you. Operator at this time, that is all the questions we’ll take. We thank everyone for joining us today and we’ll see you out there in the market.

Operator

Ladies and gentlemen, that concludes today’s conference. Thank you for your participation. You may now disconnect. Have a good day.

Additional Information and Where to Find It

Limelight Networks filed with the SEC a Registration Statement on Form S-4 (Commission File Number 333-164874) on February 11, 2010, as the same may be amended from time to time, containing a Proxy Statement/Prospectus in connection with the proposed transaction and plans to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to the stockholders of Limelight Networks and the stockholders of EyeWonder in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus contain important information about Limelight Networks, EyeWonder, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Limelight Networks through the web site maintained by the SEC at www.sec.gov and by contacting Limelight Networks Investor Relations at 917-297-4241. In addition, investors and security holders may obtain free copies of the documents filed with the SEC on Limelight Networks’ website at www.limelightnetworks.com.

Participants in the Acquisition of EyeWonder

Limelight Networks, EyeWonder and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Limelight Networks stockholders in connection with the proposed transaction is set forth in the Proxy Statement/Prospectus described above. Additional information regarding Limelight Networks’ executive officers and directors is included in Limelight Networks’ definitive proxy statement, which was filed with the SEC on April 27, 2009. You can obtain free copies of these documents from Limelight Networks using the contact information above.